Exhibit 99.1

China Xiniya Fashion Limited announces the licensing of Xiniya brand to Guangzhou Shuochen Clothing

XIAMEN, Fujian, China, July 11, 2012 /PRNEWSWIRE/ — China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, announced its agreement to grant an exclusive license to Guangzhou Shuochen Clothing Development Co., Ltd. (the “Licensee”) to use the registered Xiniya brand for designing, developing, marketing and selling leather shoes, bags and other goods through specialty retail outlets, including department store concessions in China, with effect from August 1, 2012 to November 30, 2018.

The scope of the license is limited to business casual leather products, excluding existing Xiniya menswear products and non-business casual leather products. These licensed products may not be sold by the Licensee over the internet or through Xiniya’s existing distribution and retail channels. Xiniya will retain final design approval over products developed by the Licensee.

By the end of the license term, the Licensee is expected to have opened in tier one, two and three cities in China at least 300 retail outlets and/or concessions that exclusively display and sell Xiniya business casual leather products.

“We are very pleased to have signed this agreement with Guangzhou Shuochen Clothing Development Company.” said Mr. Qiming Xu, chairman and chief executive officer of China Xiniya Fashion Limited. “With over 10 years of experience in leather goods development and production, Shuochen is an ideal partner. While this will have no immediate impact on our financial results, we believe that this will help to increase our retail network and brand recognition over the long term as we continue to grow our brand.”

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com